shared/domestic/clients/shearson/funds/camu/amendby.doc
                   AMENDMENT TO BY-LAWS OF
    SMITH BARNEY SHEARSON CALIFORNIA MUNICIPALS FUND INC.
                    adopted July 20, 1994


RESOLVED: That a new provision pertaining to and describing the retirement of Directors or the designation of a Director Emeritus is added to Article II of the By-Laws effective as of the date this resolution is made; providing that:

          Article II - BOARD OF DIRECTORS

          Section 19.  Director Emeritus

          A Director who has reached the age of seventy two (72) years may elect the status of Director Emeritus provided that the Director has served for ten (10) years as a member of the Board of the Corporation or of the Board of Directors of another investment company distributed, advised or administered by an entity under common control with the Corporation's distributor, investment adviser or administrator. Upon reaching eighty (80) years of age, a Director must elect status as a Director Emeritus. (The foregoing provisions shall not be deemed to restrict a Director's ability to resign.)

          A Board Member designated as a Director Emeritus may attend meetings of the Board of Directors, however, he or she shall have no voting rights and shall not be under a duty to manage or direct the business and affairs of the Corporation. A Director Emeritus shall not be deemed to stand in a fiduciary relation to the Corporation and shall not be responsible to discharge the duties of a Director or to exercise that diligence, care or skill which a Director would ordinarily be required to exercise under applicable laws. In addition, a Director Emeritus shall be indemnified to the full extent that an officer of Director of the Corporation may be indemnified under the Corporation's governing documents and applicable state and federal laws.

          As long as a Board Member is a Director Emeritus, but in no event for more than a period of ten (10) years, provided the Corporation has net assets in excess of $100 million, a Director Emeritus will receive 50% of the annual retainer and annual meeting fees paid to active Board Members. In any event, a Director Emeritus shall be entitled to reasonable out-of-pocket expenses for each meeting attended.